RUSSEL METALS INC.

MANAGEMENT PROXY CIRCULAR

Management Solicitation of Proxies

             This Management Proxy Circular is furnished in connection with the solicitation of proxies by the Management of Russel Metals Inc.(the "Company") for use at the annual meeting of shareholders of the Company, or at any postponement or adjournment thereof, to be held on Thursday, April 24, 2003 at 4:30 o'clock in the afternoon (Toronto time) in the Ketchum Room, The Toronto Board of Trade, 1 First Canadian Place, 3rd Floor, Toronto, Ontario for the purposes set out in the foregoing notice of meeting.  It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by officers, employees and agents of the Company.  The cost of the solicitation of proxies will be borne by the Company.

Appointment and Revocation of Proxies

              The persons designated in the enclosed form of proxy will represent Management at the meeting.  A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to attend and to act for the shareholder on the shareholder's behalf at the meeting.  Such right may be exercised by inserting in the space provided in the form of proxy the name of the other person whom the shareholder wishes to appoint as nominee.  Proxies to be used at the meeting must be deposited with the Company or with CIBC Mellon Trust Company not less than 24 hours preceding the meeting or any postponement or adjournment thereof.

              A shareholder who has given a proxy may revoke it:

a)

by depositing an instrument in writing executed by the shareholder who has given the proxy or by the shareholder's attorney authorized in writing, or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation

(i)

at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or

	(ii)	with the Chairman of the meeting on the day of the meeting or any postponement or adjournment thereof; or
b)	in any other manner permitted by law.

Voting and Discretion of Proxies

              On any ballot that may be called for, the shares represented by proxies in favour of the persons named by Management on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions specified by shareholders in the forms of proxy.

             When a shareholder has not specified in the form of proxy whether the named proxy nominees are required to vote or withhold from voting with respect to the election of directors or with respect to the appointment of auditors or the manner in which the named proxy nominees are required to vote on any other matter identified in the form of proxy, the shares represented by such proxy will be voted in favour of the election of the nominees named in this Management Proxy Circular and the appointment of auditors and in favour of the other matters identified in the form of proxy.

             The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the notice of meeting or other matters that may properly come before the meeting.   At the date of this Management Proxy Circular, Management is not aware of any such amendments or other matters to come before the meeting.

Voting Shares and Principal Holders Thereof

              The authorized capital of the Company consists of: (i) an unlimited number of common shares (“Common Shares”) without nominal or par value; (ii) an unlimited number of preferred shares without nominal or par value designated as Class I preferred shares, issuable in series; and (iii) an unlimited number of preferred shares without nominal or par value designated as Class II preferred shares, issuable in series.

              As of March 3, 2003, 38,100,601 Common Shares and 1,200,000 7.5% Cumulative Redeemable Convertible Class II preferred shares, Series C ("Series C Shares") are outstanding. Holders of record of outstanding Common Shares at the close of business on March 17, 2003 (the "record date") will be entitled to one vote for each Common Share held.  A transferee of shares acquired after the record date is entitled to vote those shares at the meeting if the transferee produces properly endorsed share certificates for such shares or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote at the meeting.

              To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over the outstanding Common Shares carrying more than 10% of the votes attached to the Common Shares of the Company other than the investment advisory firm Hamblin Wasta Investment Counsel Ltd. (“HWI”), which beneficially owns or exercises control or direction over 9,358,200 Common Shares representing approximately 25% of the outstanding Common Shares.

Election of Directors

              The Articles of the Company currently provide that the board of directors shall consist of a minimum of seven and a maximum of 12 directors and the by-laws make similar provision. The number of directors is currently fixed at eight.  Each person whose name appears below is proposed to be elected as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.  If a poll is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the election of such nominees unless a shareholder has specified in a form of proxy that the shareholder's shares are to be withheld from voting in the election of directors.  In the event that any vacancy occurs in the slate of such nominees, proxies in favour of Management will be voted for another nominee in the discretion of Management unless the shareholder has specified in the proxy that the shareholder's shares are to be withheld from voting in the election of directors.

Name, position with the Company and principal occupation	Period served as Director	Approximate number of voting shares of the Company beneficially owned, directly or indirectly, or controlled or directed
JAMES F. DINNING Director; Executive Vice President TransAlta Corporation (electric generation and marketing company)	Since February 17, 2003
CARL R. FIORA Director; Corporate Director	Since May 11, 1994	3,000 Common Shares
ANTHONY F. GRIFFITHS Director; Chairman of the Board; Corporate Director	Since May 14, 1997	50,000 Common Shares
ROBBERT HARTOG Director; President, Robhar Investments Ltd. (private investment company)	Since May 14, 1997	92,850 Common Shares
LISE LACHAPELLE Director; Corporate Director	Since May 15, 1996	5,000 Common Shares
JOHN W. ROBINSON Director; Corporate Director	Since May 11, 1995	5,000 Common Shares
EDWARD M. SIEGEL, JR. Director, President and Chief Executive Officer	Since May 6, 1998	590,165 Common Shares
ARNI C. THORSTEINSON Director; President of Shelter Canadian Properties Limited (real estate development and management company)	Since May 10, 1985	18,820 Common Shares

              With the exception of Mr. Dinning, each of the foregoing persons was elected to his or her present term of office by the shareholders of the Company at a meeting in respect of which the Company circulated to shareholders a management proxy circular.  Each of Mr. Griffiths and Mr. Hartog is a director of Fairfax Financial Holdings Limited ("Fairfax").  Fairfax is the controlling shareholder of HWI, which in turn holds approximately 25% of the outstanding Common Shares.  See “Voting Shares and Principal Holders Thereof”.

              The Company is required to have an Audit Committee of the Board of Directors.  J. F. Dinning, C. R. Fiora, R. Hartog (Chair of the Committee) and A. C. Thorsteinson are the members of the Audit Committee.

              Other committees of the Board are the Management Resources and Compensation Committee, the Corporate Governance Committee and the Environmental Management and Health & Safety Committee.  Information relating to the composition and mandate of these committees is described under “Executive Remuneration”, the table “The TSX Corporate Governance Guidelines” and the paragraph immediately following such table.

Executive Remuneration

              Composition of the Management Resources and Compensation Committee

              The Company's Management Resources and Compensation Committee is comprised of four non-employee members of the Board of Directors, L. Lachapelle (Chair of the Committee), A. F. Griffiths, R. Hartog and J. W. Robinson.  It is the responsibility of the Committee to review the compensation policies and levels for the Company's executive officers, to ensure that such compensation is competitive and reasonably related to personal and corporate performance, and to make recommendations to the Board of Directors with respect to such matters.  The Committee meets as required, but not less frequently than annually.  The Management Resources and Compensation Committee met five times during 2002.

              Report of the Compensation Committee with Respect to Executive Compensation

              The Company's executive compensation policies and practices are designed to provide a competitive level of total compensation, to recognize and reward superior performance by individual executives and to foster a common perspective between the Company's executive officers and its shareholders.  The key components for executive officer compensation are base salary, short-term incentives in the form of cash bonus opportunities based on earnings per share, and long-term incentives in the form of stock options.  Pay for performance is an important underlying principle of the Company's executive compensation philosophy, with the result that variable compensation can represent a substantial proportion of total compensation in a successful year.

              The Committee uses various information sources, including independent consultants, to monitor the competitive position of the Company's salaries, bonus plans and stock-based incentives, and to assess the effectiveness of the Company's incentive plans in contributing to corporate performance.  The Committee uses comparative data to ensure the ability of the Company to attract, retain and motivate key executives.  The comparative group includes large autonomous industrial companies in Canada and the United States and other companies operating in the metals industry in North America.

              The Company's executive compensation policies provide for base salaries which are competitive with similar positions in the comparative group.  Individual levels, which are reviewed annually, may vary from this objective, depending upon the particular experience and other qualifications of the individual, sustained performance level, length of service and other relevant factors.

              Short-term incentive bonuses are paid shortly following the year in which they are earned. Short-term bonuses are linked primarily to the attainment of specific annual profitability and strategic goals of the Company, including performance relative to industry comparators.  The Committee has established a Management Incentive Compensation Plan for executive officers, which ties the majority of short-term cash bonuses to profit sharing based on earnings per share over a minimum threshold.

              Historically, the Committee has regarded stock options as an effective means of motivating executive performance by linking total compensation with long-term share performance.  However, as part of its continuous benchmarking of the Company's executive compensation arrangements against market practices, the Committee is currently considering whether options should continue to be the Company's primary form of stock-based incentive.

              Options granted to executives under the Company's share option plan generally become immediately exercisable with respect to 20% of the optioned Common Shares and exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant.  The options have an exercise price equivalent to the prevailing market price at the date of the grant and typically have a term of not less than five nor more than 10 years.  The Committee has adopted stock option guidelines which provide for annual grants that are competitive with Canadian corporations within the comparator group. The amount and terms of outstanding options are among the factors which are considered by the Committee in making recommendations to the Board with respect to the grant of additional options.

              The annual salary of the Chief Executive Officer for 2002 was US $450,000, unchanged from the level in each of 2001 and 2000.  Effective January 1, 2003 his annual salary was increased by US $50,000.  The increase is considered by the Committee to be appropriate based on the Chief Executive Officer's performance, and performance and compensation data relevant to the comparator group. To relate the total compensation of the Chief Executive Officer with the current financial and strategic performance of the Company, the Board may authorize the payment of incentive bonuses. A bonus of US $843,750 was paid to Mr. Siegel as Chief Executive Officer for the 2002 fiscal year.  This amount was determined in accordance with the Corporation's Management Incentive Compensation Plan for executive officers and is directly related to the Company's earnings per share for the year.  In addition, Mr. Siegel was granted options to purchase 225,000 Common Shares in 2002.

              Submitted on behalf of the Management Resources and Compensation Committee:

R. Hartog

A. F. Griffiths
L. Lachapelle (Chair)
J. W. Robinson

              Performance Graph

              The following graphs show a comparison over the five year period ended December 31, 2002 of the value of $100.00 originally invested in the Company's Common Shares and Class II Preferred Shares, Series C, respectively and the S&P/TSX Composite Index and in each case assuming reinvestment of cash dividends paid.

              GRAPHIC OMITTED

	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01	Dec-02
TSX Index	$100.00	$ 98.42	$ 129.63	$ 139.23	$ 121.73	$ 106.59
Russel Metals (Common)	$100.00	$ 79.55	$ 87.27	$ 68.69	$ 90.47	$ 134.27

              GRAPHIC OMITTED

	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01	Dec-02
TSX Index	$100.00	$ 98.42	$ 129.63	$ 139.23	$ 121.73	$ 106.59
Russel Metals (Preferred)	$100.00	$ 98.10	$ 110.17	$ 112.58	$ 130.36	$ 149.50

              Summary Compensation Table

              The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the other named executive officers of the Company as required by applicable securities legislation.

	Annual Compensation				Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted(1)	All Other Compensation

Edward M. Siegel, Jr .(2) President and Chief Executive Officer	2002 2001 2000	$450,000 $450,000 $450,000	$843,750 $337,500 $487,489	$21,505 $25,939 $25,735	225,000 250,000 175,000	$10,067 $34,567 $34,567
Brian R. Hedges Executive Vice President and Chief Financial Officer	2002 2001 2000	$350,000 $350,000 $348,557	$393,750 $157,500 $227,500		75,000 100,000 50,000	$ 7,832 $25,032 $26,583
Marion E. Britton Vice President, Controller and Assistant Secretary	2002 2001 2000	$158,039 $141,617 $138,000	$179,375 $ 36,107 $ 65,300		15,000 12,500 12,500	$ 8,750 $ 7,175 $ 7,000

(1)	The numbers shown indicate the number of Common Shares in respect of which options were granted to the named executive officer during the year in question.
(2)	Compensation for Mr. Siegel is paid in U.S. Dollars and thus is reported in U.S. Dollars.

             Options Granted During 2002

              The following table sets out options granted by the Company to the named executive officers during 2002 to purchase Common Shares of the Company.

Name	Common Shares Under Options Granted	% of Total Options Granted to Employees in 2002	Exercise or Base Price per Common Share	Market Value of Common Shares on the Date of Grant	Expiration Date M/D/YR

Edward M. Siegel, Jr.	225,000	42.13%	$ 3.75	$ 3.75	02/19/2012
Brian R. Hedges	75,000	14.04%	$ 3.75	$ 3.75	02/19/2012
Marion E. Britton	15,000	2.81%	$ 3.75	$ 3.75	02/19/2012

              All of the above options are immediately exercisable with respect to 20% of the optioned Common Shares and are exercisable as to an additional 20% following each of the first, second, third and fourth anniversaries of the date of grant.

             Aggregate Stock Option Exercises During 2002 and Value of Options at December 31, 2002

              The following table sets out certain information with respect to Common Shares under option to the named executive officers as at December 31, 2002.  No options to purchase Common Shares were exercised by the named executive officers during 2002.

	Unexercised Options at December 31, 2002		Value of Unexercised in-the-money Options at December 31, 2002
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Edward M. Siegel, Jr.	530,000	420,000	$599,750	$704,000
Brian R. Hedges	204,000	146,000	$214,050	$249,200
Marion E. Britton	34,500	25,500	$ 38,350	$ 41,650

Note:	Based on the closing price of a Common Share on The Toronto Stock Exchange on December 31, 2002 of $5.10.

              Table of Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

             The aggregate maximum amount outstanding during 2002, for all officers, directors and employees, of indebtedness to the Company and its subsidiaries in connection with the purchase of any securities of the Company or any of its subsidiaries was US $450,000 and CDN $125,000. The following table sets out certain particulars with respect to such indebtedness.

Name of Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding as at March 3, 2003	Financially Assisted Securities Purchased During 2002	Security for Indebtedness

Edward M. Siegel, Jr., (1) (2) President & CEO	Loan from Fedmet International Corporation	$450,000	NIL	NIL	-
Brian R. Hedges, Executive Vice President & CFO (1) (3)	Loan from Russel Metals Inc.	$ 125,000	NIL	$125,000 8% Subordinated Debentures	-

(1)

In 2000, the Company agreed to lend, directly or through subsidiaries, monies to its CEO and CFO to assist them in purchasing securities in the market.  All loans for the named executive officers are evidenced by promissory notes which are due and payable upon the earlier of (a) the due date, (b) 30 days following the date of termination of employment for any reason whatsoever other than death, (c) one year following the date of death, and (d) three business days following the sale of the securities purchased with the loan proceeds.

(2)

Mr. Siegel's loan was in U.S. dollars and thus is reported in U.S. dollars.  Mr. Siegel's loan was payable on November 16, 2003 and bore interest at a rate equal to the short-term Applicable Federal Rates as published by the Internal Revenue Service for quarterly interest payments, per annum, calculated and payable quarterly in arrears on the last day of each quarter.

(3)

Mr. Hedges' loan bore interest at a rate equal to the prescribed rate of interest set quarterly by the Canada Customs and Revenue Agency applicable to employee loans, calculated and payable quarterly in arrears on the last day of each quarter.

              Defined Benefit Pension Plans

The Company provides retirement benefits in the form of pensions from the Company's registered pension plans.

              Mr. Siegel participates in the Company's defined contribution plan covering the U.S. employees of its affiliated group of companies.  The Company makes contributions based on a percent of Mr. Siegel's compensation and contributions up to a maximum each year.  The maximum for 2002 was US $8,000.  All contributions are vested immediately.

              Mr. Hedges and Ms. Britton participate in a defined benefit final average formula plan which will provide an annual pension equal to 1.3% of pensionable earnings up to the Canada Pension Plan maximum pensionable earnings level and 2% of pensionable earnings above such level based on the highest consecutive 60 months pensionable earnings, for each year of credited service.  The normal form of benefit payable at age 65 is a life annuity guaranteed for 120 months or a joint and survivor pension equal to 60% of the individual's pension entitlement.  The credited years of service for Mr. Hedges and Ms. Britton to December 31, 2002 are 8.5 and 18 years, respectively.

              The defined benefit pension entitlements referred to above are, in each case, subject to a limit of $1,722 for each year of credited service. There are no offsets to the benefits from any of the foregoing plans. The following table illustrates the annual pension payable from the defined benefit plan for various periods of service, assuming retirement at age 65 and annual remuneration in excess of $125,000.

Years of Service

10	15	20	25	30	35

$17,220	$25,830	$34,440	$43,050	$51,660	$60,270

              Mr. Hedges has entered into a supplementary retiring allowance agreement with the Company, particulars of which are set out below.  Based upon current salary levels and Canada Pension Plan benefits, the estimated annual benefit payable upon retirement at normal retirement age to Mr. Hedges under the Company's registered pension plans referred to above and the supplementary retiring allowance agreement discussed below is $200,700.

Employment, Retiring Allowance and Change of Control Agreements

              In August of 1997, the Company entered into an employment agreement with Mr. Siegel which provided for his employment as President and Chief Executive Officer of the Company effective August 12, 1997.  The agreement provided for compensation with respect to Mr. Siegel's annual base salary, bonus entitlement (expressed as a variable percentage of his base salary which increases with the level of basic earnings per share of the Company) and grant of options to acquire Common Shares.  Mr. Siegel's salary, bonus and stock options awarded for 2002 are disclosed in the compensation table for named executive officers.  Pursuant to the agreement, Mr. Siegel is entitled to be compensated for the difference in effective income tax rates in Canada and the United States.  Mr. Siegel is entitled to benefits similar to those enjoyed by the Company's other executive officers pursuant to the Company's normal benefit plans, practices and policies.  Mr. Siegel's employment agreement provides for the payment of severance pay in the event his employment is terminated without just cause, in an amount equal to two times his annual salary.

              A subsidiary of the Company has signed an agreement with Mr. Siegel to fund a Split Dollar Whole Life Insurance Policy.  The agreement requires the subsidiary to pay up to US $200,000 per year for approximately 13 years to fund a Whole Life Insurance Policy of US $6.5 million.  The premiums paid by the subsidiary will be reimbursed from the insurance proceeds or from the excess cash surrender value commencing when the Whole Life Insurance Policy has been fully funded.

              The Company has entered into a supplementary retiring allowance agreement with Mr. Hedges.  Under such agreement he becomes entitled to a maximum annual pension at age 65 equal to the product obtained by multiplying 3% of 12 times the average of his monthly salary for the 36 consecutive month period during which he obtained his highest salary, by the number of years of service (to a maximum of 20, including periods of permanent disability), less the annual amount of his pension under the Company's registered pension plans, and less the amount of the Canada Pension Plan pension benefit payable on the date of retirement.  If Mr. Hedges ceases to be employed by the Company prior to age 65 and he elects to accelerate the payment of his supplementary pension, the annual amount to which he will be entitled will be reduced by 1/2 of 1% for each calendar month prior to the first month in which he would be 65 years of age.  On the death of Mr. Hedges following retirement, his surviving spouse would become entitled to a pension of 2/3 of his supplementary pension.  If there is no surviving spouse, a lump sum is payable to a named beneficiary in the amount of 60 times the monthly pension benefit, less any amount paid to Mr. Hedges during his lifetime pursuant to the supplementary retiring allowance agreement.  The agreement also provides for payment in the event of death and for payments in the event of termination of employment without just cause following a change of control of the Company.  Payments under the supplementary retiring allowance agreement will be paid when due out of the general funds of the Company.

             The Company has entered into change of control employment agreements with Messrs. Siegel and Hedges providing for the continued employment of Mr. Siegel for two years and Mr. Hedges for three years following a change of control and for severance payments in certain circumstances in the event of the termination of their employment within such period.  Such circumstances include termination of employment (other than for just cause, disability or retirement) or termination of employment for good reason.

             A "change of control" includes the acquisition of effective control of the Company by a person or group of persons acting in concert and a determination by the directors of the Company that a change of control has occurred or is about to occur.  For such purpose, any person or group holding securities of the Company which entitle such holder or holders to cast more than 25% of the votes attaching to all shares in the capital of the Company which may be cast to elect directors of the Company shall be deemed to be in a position to exercise effective control of the Company.  A change of control will also have occurred if incumbent directors cease to constitute a majority of the Board of Directors of the Company.  For this purpose an incumbent director is any member of the Board of Directors of the Company who was a director of the Company immediately prior to the event which gave rise to the change of control, and any successor to an incumbent director who was recommended or elected or appointed to succeed an incumbent director by the affirmative vote of a majority of the incumbent directors.  Upon termination in the foregoing circumstances, Mr. Siegel is entitled to receive a lump sum payment of two, and Mr. Hedges is entitled to receive a lump sum payment of three, times their then current salary, including amounts estimated to be payable pursuant to any profit sharing, incentive compensation or bonus program.  Messrs. Siegel and Hedges are also entitled to receive an amount on account of the value of all options or other rights to acquire shares of the Company held by them or to which they would have been entitled, an amount on account of pension benefits to which they would have been entitled and certain other benefits.

Statement of Corporate Governance Practices

             The Toronto Stock Exchange (the "TSX") requires that the Company disclose on an annual basis its approach to corporate governance with specific reference to the TSX Guidelines on Corporate Governance (the "Guidelines"). The Corporate Governance Committee has considered the Company's corporate governance practices in light of the TSX Guidelines. Based on a report from the Corporate Governance Committee, the Board is satisfied that the Company's governance practices are appropriate to the Company and that the Board operates effectively and independently of Management.  The following is a complete description of the Company's system of corporate governance.

              The Company has been actively following the developments in corporate governance requirements and best practices both in the United States and in Canada.  It is familiar with the various amendments being proposed by securities regulators and stock exchanges with respect to corporate governance matters. Once these amendments have been finalized, the Company will make whatever changes are necessary to give effect to these amendments in connection with its own governance practices.  The Company's practices already conform with many of the amendments being proposed, including the proposed TSX listing requirement to have at least two unrelated directors (defined in accordance with the proposed amendments) as well as a code of conduct.  The Company has seven unrelated directors and one related.

              This Statement of Corporate Governance Practices has been reviewed by the Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors.  The members of the Corporate Governance Committee are C. R. Fiora, A. F. Griffiths (Chair of the Committee) and J. F. Dinning.

TSX Corporate Governance Committee Guidelines		2002 Disclosure Statement
1.	The Board should explicitly assume responsibility for stewardship of the Company and in particular:
(a)	Adoption of a strategic planning process

The strategic plan is Management's responsibility.  The Board provides input to Management on the development of the plan and approves the final plan presented to it by Management.  The Board reviews the Company's activities against the strategic plan throughout the year.

(b)	Identification of principal risks and the implementation of appropriate systems to manage these risks

Management reports to the Board on the principal risks facing the Company as part of the ongoing management of the business and the strategic planning process. The Audit Committee monitors financial risks and financial reporting, including controls relating to those areas. The Environmental Management and Health & Safety Committee monitors risks involving environmental issues and occupational health and safety, including compliance with applicable legislation and programs to address these issues, including safety measurement systems.

c)	Succession planning, including appointing, training and monitoring senior management

The mandate of the Management Resources and Compensation Committee includes the review of the compensation policies and levels for the Company's executive officers and recommendations to the Board with respect to such matters.

The Committee is responsible for succession planning among the most senior members of Management.  It reviews the succession plan prepared by Management and the Company's needs on an annual basis in order to maintain an executive team with superior executive leadership skills.

(d)	Communications policy

The Audit Committee is responsible for reviewing all material public disclosure documents containing financial information about the Company, including the Annual Report to Shareholders, interim reports, management's discussion and analysis, annual information forms, press releases, prospectuses and registration statements, before release to the public.

The Company has a disclosure policy that has been approved by the Board of Directors.  This policy designates the CEO and CFO as the primary contact points with analysts, investors and the media.  The Company makes the CEO and CFO available to shareholders to discuss their concerns.  Management reports to the Board any significant or common concerns raised with it by any of the Company's shareholders.

(e)	The integrity of internal control and management information systems

The integrity of internal controls and management information systems is the responsibility of Management.  The Audit Committee monitors the way in which Management deals with the integrity of internal controls and management information systems through discussions with Management and reports from internal and external auditors.  The Audit Committee reviews the appropriateness of accounting policies established by Management.

2.	Majority of directors are "unrelated"

The Board has considered the relationship of each of the directors to the Company and has concluded that all members of the Board, other than Mr. Siegel, are unrelated (1) for the purpose of the TSX Guidelines.

3.	Disclose whether each director is "unrelated"

Mr. Siegel, the Company's President and Chief Executive Officer is the only related director.  He was elected a director on May 6, 1998.  None of the other directors has any business or professional relationship with the Company.  The Company does not have a significant shareholder as defined in the TSX Guidelines.(2)

4.	Appoint a committee responsible for appointing / assessment of directors composed of a majority of unrelated directors

The Corporate Governance Committee is responsible for the appointment and assessment of directors.  This Committee is responsible for identifying possible candidates for election or appointment to the Board and evaluating their credentials.  It recommends suitable candidates to the full Board.  On the recommendation of the Corporate Governance Committee, the Board has adopted the policy of requiring each director to provide to the Chairman of the Corporate Governance Committee, annually, written responses to a series of questions developed by the Committee for the purpose of assessing the effectiveness of the Board and of individual directors.  The Committee has been charged with the responsibility for considering whether other assessment processes might be developed which would produce meaningful and actionable feedback.  All members of the Committee are unrelated directors.

5.	Orientation and education programs for new directors

New directors become acquainted with the Company's business and the industry in which it operates through discussions with the Company's Management and with other directors, including with the Chairman and with the CEO.  New directors also participate in an introductory tour of the Company's principal metal service center operations in Canada and the United States, accompanied by senior management of the Company.

6.	Reduction of number of directors to a number which facilitates more effective decision-making

The Company's articles require it to have a minimum of seven and a maximum of 12 directors.  The Board believes that a board with a number of directors within this range will allow it to operate effectively.  The number of directors is currently set at eight.  The size and composition of the Board brings to the Company a balance of industry and operational expertise as well as backgrounds in other areas that the Board believes are of benefit to the Company.

7.	Review compensation in light of responsibilities and risks

The Management Resources and Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the compensation of the Company's directors.  The Board has considered the level of remuneration received by directors with a view to attracting and retaining the services of experienced and highly qualified independent directors.  The total fees paid to directors are comparable to other substantial Canadian public companies.  Accordingly, the Board is satisfied that the level and nature of remuneration that directors receive is appropriate.  (See "Compensation of Directors" following this table for specific details on compensation.)

8.	Majority of committee members should be unrelated	Each committee is comprised entirely of unrelated Board members.
9.	Appoint a committee responsible for the Company's corporate governance issues

The Company's Corporate Governance Committee is responsible for monitoring and evaluating the Company's governance system and proposing improvements as appropriate.  It also serves as a forum for concerns of individual directors of the Company about matters which may not be appropriate for discussion in full meetings of the Board, including the performance of Management or individual members of Management or the performance of the Board or individual directors.  The Corporate Governance Committee is also responsible for recommending candidates for election or appointment to the Board.  The Corporate Governance Committee, in co-operation with the other committees, has developed comprehensive written mandates for each of the Board committees, which have been adopted by the Board.  It is also responsible for recommending to the Board the Company's response to the TSX Guidelines.

10.	Define limits to management's responsibilities by developing mandates for:
(a) the Board

The Board's mandate to manage or supervise the management of the business and affairs of the Company is prescribed by corporate law.  It discharges this responsibility by considering and approving the Company's strategic direction, by delegating to Management responsibility for the day-to-day operation of the Company's business and by monitoring Management.

The Board delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain of the issues facing the Company by smaller groups of directors.  These committees are the Audit Committee, the Management Resources and Compensation Committee, the Corporate Governance Committee and the Environmental Management and Health & Safety Committee.  The Board has not delegated to any of its committees the authority to make decisions, but rather each of the committees brings its recommendations to the full Board.

During 2002, there were seven Board of Directors meetings held.  Attendance was 91% as three directors missed one Board meeting each and one director missed two meetings.  In addition, there were 11 committee meetings held and attendance was 98%, as only one director missed one committee meeting.

The Board looks to Management to provide it with regular reports on the Company's activities and performance and to bring to its attention any significant issues facing the Company.

(b) the CEO

The Board has developed a written job description for the CEO and is satisfied that the functions and respective responsibilities of the Board and Management are clearly understood and supported by all participants in the Company's governance.

11.	Establish procedures to enable the Board of Directors to function independently of Management

The Board has a number of procedures that enable it to function independently of Management:

Seven out of the eight directors currently in office are unrelated to Management.  The position of Chairman is separate from the position of CEO and is held by an unrelated director.

The Board has a policy of meeting at least twice annually without Management present and will meet at other times as is deemed necessary. In addition, the Board has established a Corporate Governance Committee, also chaired by the Chairman.  The mandate of this Committee, which is discussed in more detail above, is largely focused on issues relating to the independence and effectiveness of the Board.

12.	Establish an Audit Committee with a specifically defined mandate, with all members being outside directors

The mandate for the Audit Committee includes responsibility for reviewing the Company's quarterly and annual financial statements and management's discussion and analysis and for monitoring the Company's internal control procedures. The Audit Committee meets regularly with the Company's external auditors without Management being present.  All members are outside and unrelated directors.

13.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense

Each committee is entitled to engage outside advisors at the Company's expense in connection with its mandate.  Directors may engage advisors at the Company's expense for other purposes with the concurrence of the chair of the Corporate Governance Committee.

14.	Describe decisions requiring prior approval of the Board

The Board of Directors reviews and approves the Company's strategic direction and annual business plan and its capital expenditure budget.  In addition, it approves acquisitions and all capital expenditures in excess of $1.0 million.  It also reviews and approves changes in business focus, corporate financings and debt issues.

15.	Discuss the board's expectations of management

The Board of Directors expects Management to keep it apprised of all material risks facing the Company and to provide it with regular reports on the Company's activities and on any external developments that are likely to affect the Company.  The Board of Directors also expects Management to advise it of any events which have or are likely to have an effect on the Company.  The interaction between the Board of Directors and Management challenges

Management to proactively manage the cyclical nature of the business to ensure the maximizing of shareholder value.

(1)

The TSX Report provides that: "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director".

(2)

The TSX Report defines a significant shareholder as "a shareholder with the ability to exercise a majority of the votes for the election of directors attaching to the outstanding shares of the Company".

Environmental Management and Health & Safety Committee

              The mandate of the Environmental Management and Health & Safety Committee is to monitor and evaluate and, where necessary, to make recommendations to the Board for the purposes of ensuring that the Company conducts its activities in a manner which complies with applicable environmental and occupational, health and safety laws, and which minimizes adverse impact to the natural environment, or to the communities in which the Company resides.  The members of the Committee are L. Lachapelle, J. W. Robinson (Chair of the Committee) and A. C. Thorsteinson.

Compensation of Directors

             The Company paid an aggregate of $339,815 in respect of directors' fees during the financial year ended December 31, 2002.  These fees, payable only to directors who are not full-time employees of the Company, represent an annual retainer of $20,000 per director and a $1,500 attendance fee per meeting of the Board or any committee thereof.  Effective January 1, 2003, the annual retainer fee was changed to $22,000.  The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such.   Each non-executive director normally resident in the U.S. is entitled to receive a travel fee of Cdn $1,500 for each meeting attended in person.

             Mr. Griffiths is paid an annual fee of $100,000.  This amount represents compensation for acting as Chairman of the Board, Chairman of the Corporate Governance Committee and a member of the Management Resources and Compensation Committee and is inclusive of all fees for attending board and committee meetings during the year.

             The Company has a share option plan which provides non-executive directors with an initial grant of options to purchase 15,000 Common Shares upon being appointed to the Board and thereafter, directors receive an annual grant of options to purchase 10,000 Common Shares when re-elected to the Board.  In April 2002, 70,000options for Common Shares were granted to non-executive directors under this Plan at an exercise price of $4.80per share.  On February 17, 2003, J. F. Dinning was granted options to purchase 15,000 Common Shares at an exercise price of $5.20 per share.

Directors' and Officers' Liability Insurance

             In January 2003, the Company renewed, for the benefit of the Company, its subsidiaries and their directors and officers and their respective spouses, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary.  The total amount of insurance is $75 million and, subject to the deductible portion referred to below, up to the full face amount of the policies is payable, regardless of the number of directors and officers involved.  The premium for the current policy period to December 1, 2003 is $229,315.  The policies do not specify that a part of the premium is paid in respect of either directors as a group or officers as a group.  The policies provide a limit of $75 million per occurrence and in the aggregate.  Each director and officer of the Company is covered to the extent of the face amount of the policies.  However, in no event will the policies pay out, in the aggregate, more than $75 million during their annual term.  The policies provide for deductibles as follows: (i) with respect to the directors and officers, there is no deductible applicable; and (ii) with respect to reimbursement of the Company, there is a deductible of $100,000 per occurrence.

Auditors
Appointment

              Management proposes to nominate Deloitte & Touche LLP (“D&T”) as auditors of the Company to hold office until the next annual meeting of shareholders.  In the event a ballot is demanded, the shares represented by proxies in favour of Management nominees will be voted in favour of the appointment of D&T as auditors of the Company, unless a shareholder has specified in a proxy that his or her shares are to be withheld from voting in the appointment of auditors.

Audit Fees

              The fees charged by D&T for audit services for the year ended December 31, 2002 were $563,000.  The aggregate fees charged by D&T for all other non-audit services rendered by D&T for the fiscal year ended December 31, 2002 were $167,000.  The non-audit services included audits of employee benefit plans of $47,000 and U.S. tax compliance work of $120,000.

Independence of Auditors

              D&T and the audit committee of the Company have considered all relationships between D&T and its related entities and the Company and its related entities in light of the independence standards issued by the Independence Standards Board and have determined that the non-audit services provided by D&T to the Company are compatible with maintaining D&T's independence.

Availability of Disclosure Documents
The Company will provide to any shareholder, upon request to its Secretary, a copy of:
(i)	its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;
(ii)	its audited comparative consolidated financial statements for its last financial year together with the auditors' report thereon;
(iii)	its Management Proxy Circular for its last annual meeting of shareholders; and
(iv)	any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

These documents are accessible from the Company's web site located at www.russelmetals.com.
Certificate
The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.
DATED the 3rd day of March, 2003.

/s/ W. M. O'Reilly
WILLIAM M. O'REILLY,

Secretary